March 12, 2025

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Northern Lights Fund Trust III (the “Registrant”)
File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On February 12, 2025, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with Boyd Watterson Limited Duration Enhanced Income Fund (the “Fund”). In a telephone conversation on February 19, 2025, you provided comments to the Proxy Statement and a response letter was filed on February 25, 2025. On February 26, 2025, you provided additional comments on the Proxy Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 6: Please explain how the Fund has complied with its Section 15 obligations after the interim agreement terminated and provide a legal analysis of whether the advisor would be entitled to escrowed fees or costs for the 150-day period starting August 30, 2024. Please also explain whether the adviser would be entitled to compensation after the interim contract expired on January 27, 2025. Include a legal analysis with citations to any exemptions or no-action relief that the Registrant may be relying upon.

Response: Boyd Watterson continues to provide investment advisory services to the Fund as it has been doing since the Fund’s inception. Its fees are currently being held in escrow until the shareholder meeting.

At the shareholder meeting, the Registrant intends to ask shareholders to approve two proposals. First, the Registrant will ask shareholders to approve a new advisory agreement, to take effect as of the date of shareholder approval. Second, the Registrant will ask shareholders to approve the fees earned by Boyd Watterson during the period between the change of control and the shareholder approval of the new advisory agreement (the “Interim Period”).

Philip.Sineneng@ThompsonHine.com       Direct:  614.469.3217

Mr. Alberto Zapata

March 12, 2025

Notwithstanding the lack of shareholder approval of the new advisory agreement within the 150-day period required under Rule 15a-4, the Board (as set forth below) believes that it remains in the best interests of the Fund and its shareholders for Boyd Watterson to continue serving as investment adviser to the Fund until such time as the shareholders can meet to vote on the new advisory agreement. If Boyd Watterson was to cease serving in such capacity immediately upon the expiration of the 150-day period, or in the subsequent portion of the Interim Period that is in effect now, the Fund would be unable to find another investment adviser on such short notice and likely would be forced to liquidate, to the detriment of its shareholders. See Claymore Advisors No-Action Letter (April 27, 2010) (discussing the impracticality of the funds continuing investment operations if the adviser could not continue serving past the 150-day period, as another adviser could not be retained on such short notice). The change of control at Boyd Watterson occurred in connection with a change in ownership at Boyd Watterson, but all key personnel servicing the Fund, and the services provided by Boyd Watterson to the Fund, have remained the same as before the Interim Period to ensure no disruption to the Fund or its shareholders.

By asking the Fund’s shareholders to approve Boyd Watterson’s fees for the Interim Period, the Registrant gives the Fund’s shareholders the opportunity to decide for themselves whether the services offered by Boyd Watterson during the Interim Period were warranted and necessary apart from questions regarding compliance with the requirements of Rule 15a-4. Denying an adviser its fees in an interim period would disincentivize an adviser from continuing to provide advisory services by forcing it to do so at a loss. Such a position would risk funds becoming orphaned to the detriment of their shareholders. See Nuveen Fund Advisors LLC No-Action Letter (June 20, 2017) (“Rule 15a-4 was designed to prevent registered investment companies from being harmed by losing investment advisory services before shareholders can approve a new investment advisory contract.”). All fees that would be due to Boyd Watterson if the advisory agreement was in effect will be held in escrow until shareholders approve these proposals. If shareholders approve both proposals, then the SEC’s Rule 15a-4 concerns will have been mitigated. If shareholders do not vote in favor of the proposals, then Boyd Watterson will only receive its costs and will forfeit any fees in excess of its costs.

Comment 7: Please describe any policies and procedures related to advisory contact renewals and other regulatory calendaring that would ensure that a shareholder vote would be obtained in time. Specify whether such policies and procedures were followed. If not, explain how the process failed and why. Inform us regarding when the Board learned of the lapse and please also explain whether the Board considered the lapse of the applicable 150-day period in recommending that shareholders vote for the approval of the new agreement. Did the Board consider whether to pay the advisor at cost?

Response: The Trust’s Board of Trustees requires advisors to inform it of any anticipated event or action that may constitute a change of control at least 60 days’ in advance so that, if needed, the Board can convene to consider any interim advisory agreement and authorize the filing of a proxy statement to seek shareholder approval of a new advisory agreement within 150 days of the change of control.

Mr. Alberto Zapata

March 12, 2025

The Board relies on the Fund’s officers and counsel to work with the advisor to finalize the proxy statement and coordinate with a proxy solicitor in preparation for the shareholder meeting.

The Board met on August 21-22, 2024 during which it timely approved an interim advisory agreement between Boyd Watterson and the Trust, on behalf of the Fund. The change of control took place on August 30, 2024. As soon as the Board’s deliberations were ready, the proxy statement was prepared and circulated to the advisor for comments. Thereafter, a series of unconnected events led to the unfortunate late filing of the proxy statement.

The Registrant, Boyd Watterson, the Fund’s administrator and Fund counsel all recognize the gravity of the situation and have commenced both (a) full reviews of how it occurred and (b) procedural reforms to ensure nothing like it recurs. While these efforts are ongoing, the parties have also determined that during the 150-day period following the change in control, the advisory fees were paid to Boyd Watterson despite the requirements for such fees to be held in an interest-bearing escrow account with the Trust’s custodial bank under Rule 15a-4(b)(2)(vi). Following this discovery, an escrow account was promptly established and Boyd Watterson deposited all fees it had received during the 150-day period (and at all times following that date) into that account; all fees that would be due to Boyd Watterson for the remainder of the Interim Period will be deposited into that account until such time as the shareholders approve the new advisory agreement and, separately, the payment of fees to Boyd Watterson. The Registrant has confirmed with the administrator that in all other instances where an interim advisory agreement was approved, no fees were paid to the relevant advisor until the advisory agreement was approved by shareholders.

The Board learned of the lapse at its meeting on February 26-27, 2025. At that meeting, the Board determined that it was still in the best interests of the Fund and its shareholders for Boyd Watterson to continue serving as investment adviser to the Fund and therefore recommended that the shareholders approve a new investment advisory agreement. The Board also determined that it was fair and equitable to ask the Fund’s shareholders to approve paying Boyd Watterson the fees it would have earned during the Interim Period because the Fund’s shareholders have benefited from Boyd Watterson’s uninterrupted service as investment adviser to the Fund. The Board approved the filing and mailing of a new proxy statement in respect of these two proposals, which also will disclose the lapse in the original 150-day deadline so shareholders will be notified of the circumstances surrounding the proposals on which they are being asked to vote.

Going forward, the Board has requested that policies and procedures be established that would require the Trust’s secretary, in coordination with Fund counsel, to develop and maintain action list and project timeline for every proxy statement. The Trust’s secretary will be responsible for sending reminders to Fund counsel and the advisor of impending deadlines. Depending on the results of the comprehensive reviews being undertaken by the Fund’s administrator, Boyd Watterson and Fund counsel, the Board may require additional changes to be made.

Mr. Alberto Zapata

March 12, 2025

The Registrant notes that this is the first lapse of this nature to occur, and as noted above, is (along with its service providers) conducting a comprehensive review of its policies and procedures to rectify flaws that contributed to this lapse. The Registrant is committed to ensuring such incident does not happen again.

If you have any questions, please call the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser